CORRESPONDENCE

BIOSCRIP, INC.

100 Clearbrook Road

Elmsford, New York 10523

Telephone: (914) 460-1600

June 24, 2015

By EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-7561

Attention:	Mr. Jeffrey P. Riedler, Esq.

Assistant Director

Re:	BioScrip, Inc. Registration Statement on Form S-3 File No. 333-202631

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effectiveness of the above-captioned Registration Statement on Form S-3 of BioScrip, Inc. (the “Registrant”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 10, 2015, as amended on May 29, 2015, be accelerated so that it will be made effective at 4:00p.m. Eastern Daylight Time on June 25, 2015 or as soon thereafter as is practicable.

The Registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BIOSCRIP, INC.

By:	/s/ Kimberlee C. Seah
Name:	Kimberlee C. Seah
Title:	Senior Vice President, Secretary and General Counsel